GABELLI INTERNATIONAL GROWTH FUND, INC.

                       EXHIBIT TO ITEM 77I

                 TERMS OF NEW OR AMENDED SECURITIES


Gabelli International Growth Fund, Inc. has authorized for issuance an additional class of shares of common stock and classified such shares as Class I Shares.

                                         CLASS I SHARES

Front-End Sales Load?                        No.

Contingent Deferred Sales Charge?            No.

Rule 12b-1 Fee                              None.

Convertible to Another Class?                No.

Fund Expense Levels                   Lower annual expenses than
                                      Class A, Class B or Class C
                                      Shares.

Each share of Class I common stock has preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as other share classes of the Gabelli Funds, except as otherwise stated above.